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                              May 7, 2021

       Nadim Yared
       President and Chief Executive Officer
       CVRx, Inc.
       9201 West Broadway Avenue, Suite 650
       Minneapolis, MN 55445

                                                        Re: CVRx, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 9,
2021
                                                            CIK No. 0001235912

       Dear Mr. Yared:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. Please revise your Overview to disclose your obligation to perform post-market surveillance.
   2. We note your disclosure that you commissioned a third-party cost-impact analysis. With respect to the
statements in your prospectus that are based on this third-party research, please revise to
clarify whether such statements are statements of the third party or statements of the
registrant. If your disclosure attributes a statement to the third party, please revise your
filing to identify such third party and file a consent from such third
 Nadim Yared
FirstName
CVRx, Inc.LastNameNadim Yared
Comapany
May  7, 2021NameCVRx, Inc.
May 7,
Page 2 2021 Page 2
FirstName LastName
         party. Please see Securities Act Rule 436 and Question 233.02 of the Securities Act Rules
         Compliance and Disclosure Interpretations. Please also identify the peer-reviewed manuscript.
Our market and industry, page 4

3. Please disclose any material assumptions and limitations associated with your estimate of the initial annual market opportunity.
Summary Risk Factors, page 6

4. Please add a bullet highlighting the risks related to the concentration of ownership of your common stock, as discussed on page 46. Please include in this bullet and in the corresponding risk factor beginning on page 46 a discussion of the number of your executive officers and directors who are affiliated with your principal stockholders.
Risk Factors
Our ability to use our net operating losses and tax credits to offset future taxable income and taxes may be..., page 34

5. Please quantify your net operating loss carryforwards and tax credit carryforwards.
Business, page 72

6.       We note your disclosure that you plan to explore BAROSTIM NEO   s
potential to expand
         the indications for use to other cardiovascular diseases, including different forms of HF, hypertension, and arrhythmias. Please state whether your product will require modification to treat these other indications and whether you will need FDA approval for any other these potential applications.
Intellectual Property, page 95

7. Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology (composition of matter, use, or process), the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.
Manufacturing and Supply, page 95

8. We note your disclosure here and in the risk factor on page 17 that you source certain components for your BAROSTIM NEO from a single supplier. Please provide expanded disclosure identifying such single source suppliers and describing the material terms of your agreements with such suppliers, and file such agreements as exhibits pursuant to
         Item 601(b)(10) of Regulation S-K. Alternatively, please provide an analysis as to why you are not substantially dependent upon such agreements.
 Nadim Yared
CVRx, Inc.
May 7, 2021
Page 3
Principal Stockholders, page 127

9. Please revise the footnotes to your table to disclose the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table.
Description of Capital Stock
Choice of Forum, page 134

10. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including
any    derivative
         action.    Please disclose whether this provision applies to actions
arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.

         Please also provide clear risk factor disclosure regarding the risks or other impacts of the provision on investors. Such risks may include, but are not limited to, increased costs to bring a claim and the potential discouraging of claims or limitation
of investors    ability to
         bring claims in judicial forums that they find favorable.
General

11. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameNadim Yared
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameCVRx,
       present to potentialInc.
                             investors in reliance on Section 5(d) of the
Securities Act, whether or
       not they retain
May 7, 2021 Page 3     copies   of the communications.
FirstName LastName
 Nadim Yared
FirstName
CVRx, Inc.LastNameNadim Yared
Comapany
May  7, 2021NameCVRx, Inc.
May 7,
Page 4 2021 Page 4
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Ben A. Stacke, Esq.